UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Green Dot Corporation

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

39304D 102

(CUSIP Number)

Copies to:

Frederic D. Fenton c/o Technology Crossover Ventures 528 Ramona Street Palo Alto, California 94301 (650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS TCV VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 1,102,888 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 1,102,888 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,102,888 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.23%
14	TYPE OF REPORTING PERSON PN
(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS TCV VII (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 572,757 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 572,757 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 572,757 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.24%
14	TYPE OF REPORTING PERSON PN
(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS TCV MEMBER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 9,996 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 9,996 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,996 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON PN
(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 1,675,645 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 1,675,645 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,675,645 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.30%
14	TYPE OF REPORTING PERSON PN
(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 1,685,641 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 1,685,641 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER -0- SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,641 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.33%
14	TYPE OF REPORTING PERSON OO
(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS JAY C. HOAG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATED CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 1,685,641 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 1,685,641 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,641 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.33%
14	TYPE OF REPORTING PERSON IN
(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS RICHARD H. KIMBALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATED CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 1,685,641 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 1,685,641 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,641 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.33%
14	TYPE OF REPORTING PERSON IN
(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS JOHN L. DREW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATED CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 1,685,641 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 1,685,641 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,641 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.33%
14	TYPE OF REPORTING PERSON IN
(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS JON Q. REYNOLDS, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATED CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 1,685,641 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 1,685,641 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,641 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.33%
14	TYPE OF REPORTING PERSON IN

Please see Item 5.

1	NAMES OF REPORTING PERSONS WILLIAM J.G. GRIFFITH IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATED CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 1,685,641 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 1,685,641 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,641 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.33%
14	TYPE OF REPORTING PERSON IN
(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS ROBERT W. TRUDEAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATED CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 1,685,641 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 1,685,641 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,641 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.33%
14	TYPE OF REPORTING PERSON IN
(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS CHRISTOPHER P. MARSHALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATED CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 1,685,641 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 1,685,641 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,641 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.33%
14	TYPE OF REPORTING PERSON IN
(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS TIMOTHY P. McADAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATED CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 1,685,641 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 1,685,641 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,641 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.33%
14	TYPE OF REPORTING PERSON IN
(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS JOHN C. ROSENBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATED CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 1,685,641 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 1,685,641 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,641 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.33%
14	TYPE OF REPORTING PERSON IN
(A)	Please see Item 5.

1	NAMES OF REPORTING PERSONS DAVID L. YUAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATED CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: -0- SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER 1,685,641 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER -0- SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER 1,685,641 SHARES OF COMMON STOCK
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,685,641 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.33%
14	TYPE OF REPORTING PERSON IN
(A)	Please see Item 5.

Item 1.	Security and Issuer

This statement relates to shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Green Dot Corporation, a Delaware corporation (“GDOT” or the “Company”). The Company’s principal executive offices are located at 605 East Huntington Drive, Suite 205, Monrovia, California 91016.

Item 2.	Identity and Background

(a)-(c), (f). This statement is being filed by (1) TCV VII, L.P., a Cayman Islands exempted limited partnership (“TCV VII”), (2) TCV VII (A), L.P., a Cayman Islands exempted limited partnership (“TCV VII(A)”), (3) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund” and, together with TCV VII and TCV VII(A), the “TCV Funds”), (4) Technology Crossover Management VII, L.P., a Cayman Islands exempted limited partnership (“TCM VII”), (5) Technology Crossover Management VII, Ltd., a Cayman Islands exempted company (“Management VII”), (6) Jay C. Hoag (“Mr. Hoag”), (7) Richard H. Kimball (“Mr. Kimball”), (8) John L. Drew (“Mr. Drew”), (9) Jon Q. Reynolds, Jr. (“Mr. Reynolds”), (10) William J.G. Griffith IV (“Mr. Griffith”), (11) Robert W. Trudeau (“Mr. Trudeau”), (12) Christopher P. Marshall (“Mr. Marshall”), (13) Timothy P. McAdam (“Mr. McAdam”), (14) John C. Rosenberg (“Mr. Rosenberg”) and (15) David L. Yuan (“Mr. Yuan”). TCV VII, TCV VII(A), Member Fund, TCM VII, Management VII, Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith, Mr. Trudeau, Mr. Marshall, Mr. McAdam, Mr. Rosenberg and Mr. Yuan are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is incorporated by reference as Exhibit 1 hereto.

TCV VII, TCV VII(A), Member Fund, TCM VII and Management VII (collectively, the “TCV Entities”) are each principally engaged in the business of investing in securities of privately and publicly held companies. TCM VII is the direct general partner of TCV VII and TCV VII(A). Management VII is the direct general partner of TCM VII, the ultimate general partner of TCV VII and TCV VII(A) and a general partner of Member Fund. The address of the principal business and office of each of the TCV Entities is 528 Ramona Street, Palo Alto, California 94301.

Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith, Mr. Trudeau, Mr. Marshall, Mr. McAdam, Mr. Rosenberg and Mr. Yuan (collectively, the “Class A Directors”) are the Class A Directors of Management VII. The Class A Directors are each United States citizens and the present principal occupation of each is as a venture capital investor. The business address of each of the Class A Directors is 528 Ramona Street, Palo Alto, California 94301.

(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities filed on August 6, 2010 (as amended by Amendment No. 1 filed on February 16, 2011, the “Original 13D”) is incorporated by reference herein.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities referenced in Item 3 for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Class A Common Stock in the open market, in connection with issuances by the Company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended, in privately negotiated transactions or otherwise and/or retain and/or sell or otherwise dispose of all or a portion of their shares in the open market, through transactions registered under the Securities Act, through privately negotiated transactions or through distributions to their respective partners or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Class A Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; the passivity and conversion commitments described in Item 6 below and applicable regulations governing non-control investments in banks and bank holding companies; and other future developments.

Except as set forth above and in Item 4 of the Original 13D (which is incorporated by reference herein), the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b). As of the close of business on August 15, 2011, the Reporting Persons owned directly and/or indirectly the following shares:

Name of Investor	Number of Total Shares		Percentage of Outstanding Shares(*)
TCV VII	1,102,888	(**)(1)	4.23%
TCV VII(A)	572,757	(**)(2)	2.24%
Member Fund	9,996	(**)(3)	Less than 1%
TCM VII	1,675,645	(**)(4)	6.30%
Management VII	1,685,641	(**)(5)	6.33%
Mr. Hoag	1,685,641	(**)(5)	6.33%
Mr. Kimball	1,685,641	(**)(5)	6.33%
Mr. Drew	1,685,641	(**)(5)	6.33%
Mr. Reynolds	1,685,641	(**)(5)	6.33%
Mr. Griffith	1,685,641	(**)(5)	6.33%
Mr. Trudeau	1,685,641	(**)(5)	6.33%
Mr. Marshall	1,685,641	(**)(5)	6.33%
Mr. McAdam	1,685,641	(**)(5)	6.33%
Mr. Rosenberg	1,685,641	(**)(5)	6.33%
Mr. Yuan	1,685,641	(**)(5)	6.33%

(*)	All percentages in this table are based on (i) 25,002,314 shares of Class A Common Stock of the Company outstanding as disclosed by the Company in its Quarterly Report on Form 10-Q, filed on August 11, 2011, plus (ii) shares of Class A Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(i) with respect to such Reporting Persons.
(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.
(1)	Includes 49,300 shares of Class A Common Stock and 1,053,588 shares of Class B Common Stock that are immediately convertible, at the holder’s option, into Class A Common Stock on a 1-for-1 basis.
(2)	Includes 25,603 shares of Class A Common Stock and 547,154 shares of Class B Common Stock that are immediately convertible, at the holder’s option, into Class A Common Stock on a 1-for-1 basis.
(3)	Includes 97 shares of Class A Common Stock and 9,899 shares of Class B Common Stock that are immediately convertible, at the holder’s option, into Class A Common Stock on a 1-for-1 basis.
(4)	Includes 74,903 shares of Class A Common Stock and 1,600,742 shares of Class B Common Stock that are immediately convertible, at the holder’s option, into Class A Common Stock on a 1-for-1 basis.
(5)	Includes 75,000 shares of Class A Common Stock and 1,610,641 shares of Class B Common Stock that are immediately convertible, at the holder’s option, into Class A Common Stock on a 1-for-1 basis.

Each of the TCV Funds has the sole power to dispose or direct the disposition of the shares which it holds directly, and has the sole power to vote or direct the vote of such shares.

Management VII, as the ultimate general partner of TCV VII and TCV VII(A) and a general partner of the Member Fund, and TCM VII, as the direct general partner of TCV VII and TCV VII(A), may also be deemed to have the sole power to dispose or direct the disposition of the shares held by TCV VII and TCV VII(A) and, with respect to Management VII, certain of the shares held by Member Fund and have the sole power to direct the vote of such shares. Each of Management VII and TCM VII disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

Under the memorandum and articles of association of Management VII, the Class A Directors have the shared power to dispose or direct the disposition of the shares held by TCV VII and TCV VII(A) and certain of the shares held by Member Fund and the shared power to direct the vote of such shares. Each of the Class A Directors disclaims beneficial ownership of the securities owned by Management VII, TCM VII, TCV VII, TCV VII(A) and Member Fund except to the extent of their respective pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Class A Common Stock owned beneficially or of record by any other Reporting Person.

(c). None of the Reporting Persons have effected any transaction in the Company stock during the past 60 days.

(d). Not applicable.

(e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 24, 2010, the Company entered into a definitive agreement to acquire 100% of the outstanding common shares and voting interest of Bonneville Bancorp (the “Bonneville Agreement”). Upon consummation of the transactions contemplated by the Bonneville Agreement (the “Bonneville Transactions”), the Company will become a bank holding company regulated by the Federal Reserve Board. In connection with the closing of the Bonneville Transactions, the TCV Funds have made certain passivity commitments (the “Commitments”) to the Board of Governors of the Federal Reserve System (the “Federal Reserve”) to ensure that the TCV Funds, and their affiliates and subsidiaries, will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries for purposes of the Bank Holding Company Act of 1956, as amended. The Commitments are attached hereto as Exhibit 6 and are incorporated herein by reference. In addition, in connection with the Commitments, the TCV Funds entered into an agreement with the Federal Reserve (the “Conversion Agreement”) pursuant to which the TCV Funds agreed to convert such number of shares of Class B Common Stock owned by the TCV Funds into shares of Class A Common Stock to ensure that, as of the date of the Bonneville Transactions, the percentage of the Company’s voting securities or voting power owned by the TCV Funds does not exceed 9.9%. The Conversion Agreement is attached hereto as Exhibit 7 and is incorporated herein by reference.

Except as set forth herein and in Item 6 of the Original 13D (which is incorporated by reference herein), none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 Joint Filing Agreement

Exhibit 2 Ninth Amended and Restated Registration Rights Agreement dated May 27, 2010 (incorporated by referenced from Exhibit 4.01 to Green Dot Corporation’s Registration Statement on Form S-1 filed on February 26, 2010)

Exhibit 3 First Amendment to Ninth Amended and Restated Registration Rights Agreement dated July 16, 2010 (incorporated by reference from Exhibit 4.02 to Green Dot Corporation’s Registration Statement on Form S-1 filed on July 19, 2010)

Exhibit 4 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)

Exhibit 5 Statement Appointing Designated Filer and Authorized Signatories dated August 6, 2010 (incorporated by reference to Exhibit 5 to the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities filed on August 6, 2010)

Exhibit 6 Passivity Commitments Letter, dated as of August 12, 2011, from TCV VII, LP, TCV VII (A), L.P. and TCV Member Fund, L.P. to the Board of Governors of the Federal Reserve System

Exhibit 7 Commitment Letter Regarding Green Dot Share Conversion, dated as of August 12, 2011, from TCV VII, LP, TCV VII (A), L.P. and TCV Member Fund, L.P. to the Board of Governors of the Federal Reserve System

Exhibit 8 Statement Appointing Designated Filer and Authorized Signatories dated December 31, 2010 (incorporated by reference from Exhibit 6 to the Schedule 13D relating to the common stock of K12 Inc. filed on May 2, 2011)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2011

TCV VII, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Title: Authorized Signatory

TCV VII (A), L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Title: Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Title: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Title: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Title: Authorized Signatory

JAY C. HOAG

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Title: Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Title: Authorized Signatory

JOHN L. DREW

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Title: Authorized Signatory

JON Q. REYNOLDS, JR.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Title: Authorized Signatory

WILLIAM J.G. GRIFFITH IV

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Title: Authorized Signatory

ROBERT W. TRUDEAU

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Title: Authorized Signatory

CHRISTOPHER P. MARSHALL

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Title: Authorized Signatory

TIMOTHY P. McADAM

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Title: Authorized Signatory

JOHN C. ROSENBERG

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Title: Authorized Signatory

DAVID L. YUAN

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Title: Authorized Signatory

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement

Exhibit 2 Ninth Amended and Restated Registration Rights Agreement dated May 27, 2010 (incorporated by referenced from Exhibit 4.01 to Green Dot Corporation’s Registration Statement on Form S-1 filed on February 26, 2010)

Exhibit 3 First Amendment to Ninth Amended and Restated Registration Rights Agreement dated July 16, 2010 (incorporated by reference from Exhibit 4.02 to Green Dot Corporation’s Registration Statement on Form S-1 filed on July 19, 2010)

Exhibit 4 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)

Exhibit 5 Statement Appointing Designated Filer and Authorized Signatories dated August 6, 2010 (incorporated by reference to Exhibit 5 to the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities filed on August 6, 2010)

Exhibit 6 Passivity Commitments Letter, dated as of August 12, 2011, from TCV VII, LP, TCV VII (A), L.P. and TCV Member Fund, L.P. to the Board of Governors of the Federal Reserve System

Exhibit 7 Commitment Letter Regarding Green Dot Share Conversion, dated as of August 12, 2011, from TCV VII, LP, TCV VII (A), L.P. and TCV Member Fund, L.P. to the Board of Governors of the Federal Reserve System

Exhibit 8 Statement Appointing Designated Filer and Authorized Signatories dated December 31, 2010 (incorporated by reference from Exhibit 6 to the Schedule 13D relating to the common stock of K12 Inc. filed on May 2, 2011)